UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No. 10)*

CISION LTD.

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

G1992S 109

(CUSIP Number)

Canyon Holdings (Cayman), L.P.

c/o GTCR Investment X AIV Ltd.

300 N. LaSalle Street

Suite 5600

Chicago, Illinois 60654

Attention: Jeffrey S. Wright

(312) 382-2200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

COPY TO:

Dennis M. Myers, P.C.

Kirkland & Ellis LLP

300 N. LaSalle Street

Chicago, Illinois 60654

(312) 862-2000

January 31, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G1992S 109

(1)	Names of reporting persons Canyon Holdings (Cayman), L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power
	(8)	Shared voting power 0
	(9)	Sole dispositive power
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 0
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 0%
(14)	Type of reporting person (see instructions) PN

CUSIP No. G1992S 109

(1)	Names of reporting persons Canyon Partners, Ltd.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power
	(8)	Shared voting power 0
	(9)	Sole dispositive power
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 0
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 0%
(14)	Type of reporting person (see instructions) OO

CUSIP No. G1992S 109

(1)	Names of reporting persons GTCR Investment X AIV Ltd.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power
	(8)	Shared voting power 0
	(9)	Sole dispositive power
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 0
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 0%
(14)	Type of reporting person (see instructions) OO

This Amendment No. 10 amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on July 6, 2017, as amended by Amendment No. 1 filed with the SEC on November 8, 2017, as further amended by Amendment No. 2 filed with the SEC on March 26, 2018, as further amended by Amendment No. 3 filed with the SEC on May 23, 2018, as further amended by Amendment No. 4 as filed with the SEC on June 19, 2018, as further amended by Amendment No. 5 filed with the SEC on July 11, 2018, as further amended by Amendment No. 6 filed with the SEC on September 17, 2018, as further amended by Amendment No. 7 filed with the SEC on September 21, 2018, as further amended by Amendment No. 8 filed with the SEC on December 4, 2018, and as further amended by Amendment No. 9 filed with the SEC on October 25, 2019 (as amended, the “Original Schedule 13D”). Except as set forth herein, the Original Schedule 13D is unmodified and remains in full force and effect. Each capitalized term used but not defined herein has the meaning ascribed to such term in the Original Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby amended and supplemented as follows:

On January 31, 2020, Castle Merger Limited (“Merger Sub”), a wholly owned subsidiary of Castle Acquisition Limited (“Parent”), merged with and into the Issuer (the “Merger”) as contemplated by the Merger Agreement, dated as of October 22, 2019, by and among the Issuer, Parent and Castle Merger Limited. As a result of the Merger, the Issuer became a wholly owned subsidiary of Parent and each Ordinary Share issued and outstanding immediately prior to the effective time of the Merger was automatically cancelled and exchanged into the right to receive merger consideration of $10.00 in cash, without interest and subject to any applicable withholding taxes.

Item 5.	Interest in Securities of the Issuer.

Item 5 is amended and restated in its entirety to read as follows:

(a), (b) As a result of the consummation of the Merger, the Reporting Persons no longer hold any securities of the Issuer.

(c) Except as set forth in this Item 5, none of the Reporting Persons has engaged in any transaction during the past 60 days involving Ordinary Shares.

(d) Not applicable.

(e) The Reporting Persons ceased to beneficially own more than five percent of the Ordinary Shares on January 31, 2020.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1	Joint Filing Agreement among the Reporting Persons, dated as of February 4, 2020.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date:  February 4, 2020

CANYON HOLDINGS (CAYMAN), L.P.

By:	Canyon Partners, Ltd.
Its:	General Partner

By:	/s/ Jeffrey S. Wright
Name:	Jeffrey S. Wright
Its:	Appointed Officer

CANYON PARTNERS, LTD.

By:	/s/ Jeffrey S. Wright
Name:	Jeffrey S. Wright
Its:	Appointed Officer

GTCR INVESTMENT X AIV LTD.

By:	/s/ Jeffrey S. Wright
Name:	Jeffrey S. Wright
Its:	Appointed Officer